UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2015

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: February 2, 2015	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer

FOURTH QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath Managing Partner of Cameron Associates Tel.:212.245.4577 E-mail: kevin@cameronassoc.com	or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI PROPERTY INC.

Reports Q4 2014 Results

SHENZHEN, PRC – February 2, 2015 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the fourth quarter ended December 31, 2014. The Company’s original core manufacturing business of LCM module, including Wuxi and Shenzhen production operations for the current and prior periods, was classified as “discontinued operations” and disclosed in the statement of comprehensive income separately under the income (loss) from discontinued operations (net of tax) and not included in the presentation of rental income, net rental income and operating loss that form parts of the operating loss of “continuing operations” and reported as the following:

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Yearly Results
	Q4 2014	Q4 2013	YoY(%)(d)	2014	2013	YoY(%)(d)
Rental income (a)	$829	$26	3,088	$2,341	$136	1,621
Net rental income (a)	$420	$10	4,100	$1,268	$68	1,765
% of rental income	50.7%	38.5%		54.2%	50.0%
Operating loss (a)	$(5,995)	$(1,671)	—	$(12,149)	$(7,397)	—
% of rental income	(723.2%)	(6,426.9%)		(519.0%)	(5,439.0%)
per share (diluted)	$(0.14)	$(0.04)	—	$(0.27)	$(0.16)	—
Net (loss) income (b) (c)	$(4,924)	$9,247	—	$(25,588)	$297	—
% of rental income	(594.0%)	35,565.4%	—	(1,093.0%)	218.4%
Basic (loss) earnings per share	($0.11)	$0.20	—	$(0.58)	$0.01	—
Diluted (loss) earnings per share	($0.11)	$0.20	—	$(0.58)	$0.01	—
Weighted average number of shares (‘000)
Basic	42,958	45,273		44,410	45,223
Diluted	42,958	45,399		44,439	45,693

Notes:

(a)	For the three months ended December 31, 2014 and December 31, 2013, the discontinued operations recognized net sales of nil and $234.9 million, gross profit of nil and $20.4 million, and operating income of $0.7 million and $6.9 million, respectively. For the twelve months ended December 31, 2014 and December 31, 2013, the discontinued operations recognized net sales of $53.2 million and $902.9 million, gross profit of $2.8 million and $67.1 million, and operating (loss) income of ($20.4) million and $5.0 million, respectively. Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q4 2014 on page 6, Condensed Consolidated Statements of Comprehensive Income.
(b)	Net loss for the three months ended December 31, 2014 included (i) income from discontinued operations (net of tax) of $0.9 million, which mainly included reversal for bad debt of $1.2 million, offset by loss on disposal of fixed assets of $0.3 million, and (ii) loss from continuing operations of $5.8 million, which mainly included accrual of compensation for loss of office $3.0 million and loss on exchange difference of $2.3 million.
(c)	Net loss for the twelve months ended December 31, 2014 included (i) loss from discontinued operations (net of tax) of $20.2 million, which mainly included impairment charge of $19.0 million on assets held for sale and loss of $3.2 million on the one-off amortization for certain leasehold improvements, and (ii) loss from continuing operations of $5.4 million, which mainly included general and administrative expenses of $13.4 million, but partly offset by interest income of $9.2 million.
(d)	Percentage change is not applicable if either of the two periods contains a loss.
(e)	This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q4 2014 on page 6, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2014

Key Highlights of Financial Position

	As at December 31,	As at December 31,
	2014	2013(a)
Cash on hand and fixed deposits maturing over three months(b)	$298.1 million	$270.3 million
Ratio of cash(c) to current liabilities	5.87	2.06
Current ratio	6.51	3.42
Ratio of total assets to total liabilities	7.24	3.77
Return on equity	(7.5%)	0.1%
Ratio of total liabilities to total equity	0.16	0.36

Notes:

(a)	Certain financial ratios of the Company as at December 31, 2013 have been restated according to the reclassified assets and liabilities from discontinued operations. Please see page 7 of the Company’s Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q4 2014 on page 7, Condensed Consolidated Balance Sheets.
(b)	Total cash of $298.1 million as at December 31, 2014 included $40.0 million short term bank loan borrowed from the Hongkong and Shanghai Banking Corporation Limited (“HSBC”) with a term of one year ending on May 28, 2015. As at December 31, 2014, $17.6 million out of $40.0 million short term loan has been utilized as payment for 2,669,413 shares of our common stocks that we repurchased during May to November 2014. The share repurchase program has been terminated on November 28, 2014 and the remaining funds of $22.4 million from this short term bank loan are placed in time deposits.
(c)	Cash in the financial ratio included both cash on hand and fixed deposits maturing over three months in the amount of $298.1 million and $270.3 million as at December 31, 2014 and December 31, 2013, respectively.

OPERATING RESULTS

Rental income, net rental income and operating loss for the fourth quarter of 2014 and the same quarter of 2013 were presented excluding the discontinued operations (Shenzhen and Wuxi facilities). Rental income was mainly derived from properties and land located in Shenzhen. Operating loss for the fourth quarter of 2014 was $6.0 million, an increase of $4.3 million, compared to operating loss of $1.7 million in the fourth quarter of last year. Operating loss for the twelve months ended December 31, 2014 was $12.1 million, an increase of $4.7 million compared to operating loss of $7.4 million in the same period of last year.

With respect to the discontinued operations (Shenzhen and Wuxi facilities), for the fourth quarter of 2014 and the same period of 2013, net sales were nil and $234.9 million, gross profit was nil and $20.4 million, and operating income was $0.7 million and $6.9 million, respectively. For the twelve months ended December 31, 2014 and December 31, 2013, the net sales were $53.2 million and $902.9 million, gross profit was $2.8 million and $67.1 million, and operating (loss) income was ($20.4) million and $5.0 million, respectively.

After considering the income from discontinued operations (net of tax), net loss in the fourth quarter of 2014 was $4.9 million, or loss of $0.11 per diluted share, compared to net income of $9.2 million, or income of $0.20 per diluted share in the fourth quarter of last year. Net loss primarily comprised of (i) loss of $5.8 million from continuing operations in the fourth quarter of 2014 (mainly included accrual of compensation for loss of office of $3.0 million and loss on exchange difference of $2.3 million), compared to $3.5 million income in the same period of last year, (ii) the $0.9 million income from discontinued operations (net of tax) in the fourth quarter of 2014, which mainly due to the reversal for bad debt provision of $1.2 million where cash was received, offset by loss on disposal of fixed assets of $0.3 million, compared to income of $5.8 million in the same period of last year

Net loss for the twelve months ended December 31, 2014 was $25.6 million, or loss of $0.58 per diluted share, compared to net income of $0.3 million, or earnings of $0.01 per diluted share, in the same period of last year. Net loss in 2014 was primarily comprised of (i) the $20.2 million loss from discontinued operations (net of tax) for the twelve months ended December 31, 2014, which mainly included impairment charge of $19.0 million on assets held for sale and land repurchased from the local government in Wuxi and loss of $3.2 million on write-off certain leasehold improvements, compared to $5.0 million loss (mainly including impairment charge on fixed assets of $35.0 million), in the same period of last year, and (ii) loss of $5.4 million from continuing operations for the twelve months ended December 31, 2014, compared to income of $5.3 million in the same period of last year, mainly due to loss on exchange difference of $3.7 million, which resulted from the depreciation of RMB against USD during 2014.

Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q4 2014 on page 6, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

With the cessation of the LCM business in April 2014, the Company has been focusing its effort in developing the land parcels in Shenzhen.

In relation to the land parcels (in Guangming and Gushu) in Shenzhen, the construction permit application processes have been proceeding smoothly, and we believe that we can obtain the necessary permits and approvals to carry out the next stages of our property development projects on schedule.

For the Guangming project (Phase 1), the construction permit application processes have been proceeding smoothly, and we are in the process of selecting the suitable and qualified professional architectural firm for the next stage of the project. The construction phase of the Guangming project (Phase 1) is expected to commence in Q1 of 2016. The Guangming project (Phase 2) will commence upon the completion of Guangming project (Phase 1). Based on the current timetable, the construction at the Gushu area is expected to commence no earlier than 2017.

A summary of our planned gross floor area (“GFA”) of the two Shenzhen land parcels is as follows:

	Guangming		Gushu
	Phase 1	Phase 2	Phase 1	Phase 2
Plot ratios	2.55 to 3.78		6.25
Gross floor area sq. meters	265,000	127,000	140,000	140,000
Underground floor area sq. meters	67,600	33,600	27,500	27,500
GFA subtotal (by land area) sq. meters	493,200		335,000

Please note that the eventual plot ratio and GFA for the two parcels of land could be different from the above, are subject to the final approval of the relevant authorities in China.

Overall, the real estate market in China has shown signs of continuous slow down. It has been reported that Shenzhen is the only first-tier city in China that has recorded modest increases in the average selling price of properties sold recently. Since our land is located in Shenzhen, the demand in property market has remained healthy.

As previously announced, we are in the process of seeking potential joint venture partners for the development of the land parcels in Shenzhen. To this effect, we have engaged external agents to source suitable, capable and experienced joint venture partners. Before a joint venture partner is secured, we will work with other external professional firms in all material matters concerning our permit applications. In the event that no suitable joint venture partners can be found, we will continue with the land development projects mainly by relying on and supported by external professional firms. At this juncture, we do not foresee any immediate difficulties in the application process. We will continue to make announcements from time to time to keep shareholders informed about material developments.

As for our Wuxi plant, all production line machinery has been sold and the factory building continues to be listed for sale.

The current headcount of our Group is approximately 60 and we believe that our overhead expenses are under control. We currently derive a majority of our income from rental and interest income. Any future reductions in the official cash deposit interest rates in China and Hong Kong could adversely impact our income. As of December 31, 2014, total cash was $258 million (net of the $40 million HSBC loan). As a result of our cash position, we believe our finances remain healthy to fund the initial stages of these property development projects in the next two to three years. However, the total cash on hand will gradually reduce as more funds are being used for land development related expenditures, which will be capitalized on the balance sheets, for the land in Gushu and Guangming, Shenzhen. We do not anticipate future fluctuation of the USD against RMB to impact us much as a majority, if not all, of the payments for operations are denominated in RMB. However, as our reporting currency is in USD, the fluctuation of RMB against USD will impact our financial statements where the PRC operating results and financial position are translated to USD for reporting purposes. All our land development related applications are subject to government policies and regulations in the real estate market. However, we cannot assure you that we will obtain all the necessary approvals in accordance with our timetable. Furthermore, this is our first venture into the land development projects after the cessation of the LCM business, we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

SHARE REPURCHASE PROGRAM UPDATE

The stock repurchase program announced on May 7, 2014 was completed on November 28, 2014. The share repurchase has been conducted in accordance with Rule 10b-18 of the Securities and Exchange Act of 1934. During this 6-month period, we have bought back a total of 2,669,413 common shares from the open market for a total consideration of $17.6 million (represents an average price of $6.56 per share). The $40.0 million loan from HSBC to finance the share repurchase program will be repaid in May 2015 upon maturity.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2014 and 2015

As announced on December 19, 2014, the Company has set the payment schedule of quarterly dividends for 2015. The dividend for Q1 2015 was paid on January 20, 2015.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2015.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2015	December 31, 2014	January 20, 2015	$0.02	PAID
Q2 2015	March 31, 2015	before April 30, 2015	$0.02
Q3 2015	June 30, 2015	before July 31, 2015	$0.02
Q4 2015	September 30, 2015	before October 31, 2015	$0.02

Total for Full Year 2015			$0.08

The Company’s decision to continue dividend payments in 2015 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends after 2015 are to be declared will depend upon the Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2015, and we also cannot assure you that the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2015

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2014 to release the quarterly financial results for 2015. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results

Quarter	Date of release
Q1 2015	April 27, 2015 (Monday)
Q2 2015	August 3, 2015 (Monday)
Q3 2015	November 2, 2015 (Monday)
Q4 2015	February 1, 2016 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successfully redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2015 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2015, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

Upon the cessation of our LCM manufacturing business in April 2014, we formally transformed our core business from the EMS industry to property development and management. We currently focus our efforts on redeveloping two parcels of land in Gushu and Guangming, Shenzhen, China, by converting these two parcels of land into high-end commercial complexes. Subsequently, we believe our principal income in the future will be derived from the rental income from the commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of US Dollars except share and per share data)

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013

Rental income (1)	$829	$26	$2,341	$136
Rental expense	409	16	1,073	68

Net rental income	420	10	1,268	68

Costs and expenses
General and administrative expenses	6,415	1,681	13,417	7,465

	6,415	1,681	13,417	7,465

Operating loss	(5,995)	(1,671)	(12,149)	(7,397)

Other (expenses) income, net	(2,206)	1,953	(2,379)	6,339
Interest income	2,429	1,817	9,173	4,939
Interest expenses	(61)	—	(61)	—

(Loss) income before income tax	(5,833)	2,099	(5,416)	3,881
Reversal of deferred tax liability	—	1,378	—	1,378

(Loss) income from continuing operations	(5,833)	3,477	(5,416)	5,259
Income (loss) from discontinued operations, net of tax	909	5,770	(20,172)	(4,962)

Consolidated net (loss) income	(4,924)	9,247	(25,588)	297
Other comprehensive income	—	—	—	—

Consolidated comprehensive (loss) income (2)	$(4,924)	$9,247	$(25,588)	$297

Basic net (loss) earnings per share:
Basic (loss) earnings per share from continuing operations	$(0.13)	$0.08	$(0.12)	$0.12
Basic earnings (loss) per share from discontinued operations	$0.02	$0.12	$(0.46)	$(0.11)

Basic net (loss) earnings per share	$(0.11)	$0.20	$(0.58)	$0.01

Diluted net (loss) earnings per share:
Diluted (loss) earnings per share from continuing operations	$(0.13)	$0.08	$(0.12)	$0.12
Diluted earnings (loss) per share from discontinued operations	$0.02	$0.12	$(0.46)	$(0.11)

Diluted net (loss) earnings per share	$(0.11)	$0.20	$(0.58)	$0.01

Weighted average number of shares (’000)
Basic	42,958	45,273	44,410	45,223
Diluted	42,958	45,399	44,439	45,693

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee for a term of three years since May 2014.
(2)	Consolidated comprehensive loss for the three months ended December 31 2014 included (i) income from discontinued operations (net of tax) of $0.9 million, which mainly included the reversal for bad debt provision of $1.2 million, but offset by loss on disposal of fixed assets of $0.3 million, and (ii) loss from continuing operations of $5.8 million, which mainly included accrual of compensation for loss of office of $3.0 million and loss on exchange difference of $2.3 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2014 AND DECEMBER 31, 2013

(In Thousands of US Dollars)

	December 31 2014	December 31 2013
ASSETS
Current assets:
Cash and cash equivalents(1) (2)	$212,760	$68,707
Fixed deposits maturing over three months(1)(2)	85,295	201,565
Prepaid expenses and other receivables	5,100	3,108
Finance lease receivable – current	4,294	3,921
Assets held for sale	22,881	45,423
Current assets from discontinued operations	630	124,783

Total current assets	330,960	447,507

Property, plant and equipment, net	25,945	30,867
Finance lease receivable – non current	1,048	4,987
Land use rights	9,645	10,951
Other assets	155	107

Total assets	$367,753	$494,419

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank borrowing(3)	$40,000	$—
Accrued expenses and other payables	7,219	995
Dividend payable	3,409	3,622
Current liabilities from discontinued operations	173	126,412

Total current liabilities	50,801	131,029

EQUITY
Shareholders’ equity:
Common shares(4)	426	453
Additional paid-in capital	274,276	291,731
Retained earnings	42,258	71,214
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	316,952	363,390

Total liabilities and shareholders’ equity	$367,753	$494,419

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months with amount of $85.3 million and $201.6 million as at December 31, 2014 and December 31, 2013 are not classified as cash and cash equivalents but require separate disclosure in the balance sheet.
(2)	Total cash of $298.1 million as at December 31, 2014 included $40.0 million short term bank loan borrowed from HSBC with a term of one year and as of December 31, 2014, $17.6 million out of $40.0 million has been utilized to repurchase 2,669,413 common shares. The remaining funds from this short term bank loan have been placed in time deposits as at December 31, 2014.
(3)	Short term bank borrowing represented the short term bank loan of $40.0 million borrowed from HSBC with a term of one year from May 28, 2014 to May 28, 2015.
(4)	Common shares are stated after the cancellation of 2,669,413 shares repurchased and cancelled up to November 28, 2014 when the share repurchase program was officially terminated.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of US Dollars)

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net (loss) income	$(4,924)	$9,247	$(25,588)	$297
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	795	3,206	4,596	21,355
Reversal of provision for inventories	—	(393)	—	(526)
Reversal for goods return	—	(385)	—	(402)
(Reversal of) provision for bad debts	(1,218)	—	(2,152)	2,158
Loss (gain)on disposal of property, plant and equipment	305	(2,195)	1,506	(3,096)
Gain on disposal of idle property, plant and equipment	(1)	(783)	(447)	(1,352)
Loss on disposal of other assets	—	—	—	366
Impairment charge on fixed assets and land use rights	—	—	19,136	34,955
Gain on derivative financial instruments	—	(19)	—	(580)
Share-based compensation expenses	40	39	309	1,536
Loss on liquidation of subsidiary	—	—	—	235
Decrease in deferred income taxes	—	1,611	—	4,498
Unrealized exchange loss (gain)	2,034	(758)	5,778	(2,087)
Changes in current assets and liabilities:
Decrease in accounts receivable	1,218	22,194	73,031	82,633
Decrease in inventories	—	5,702	30,493	25,671
Decrease in prepaid expenses and other receivables	2,425	8,945	3,072	21,656
Decrease in income tax recoverable	—	172	—	169
Decrease in notes payable	—	—	—	(4,273)
Decrease in accounts payable	—	(23,253)	(95,303)	(92,137)
Increase (decrease) in accrued expenses and other payables	3,102	9,748	(21,781)	(8,891)
Decrease in income tax payable	—	(754)	(3,010)	(143)

Total adjustments	8,700	23,077	15,228	81,745

Net cash provided by (used in) operating activities	$3,776	$32,324	$(10,360)	$82,042

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of US Dollars)

	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(502)	$(245)	$(1,663)	$(3,653)
Increase in deposits for purchase of property, plant and equipment	(14)	—	(48)	—
Cash received from derivative financial instruments	—	260	—	679
Proceeds from disposal of property, plant and equipment and other assets	1,270	3,744	22,672	9,752
Proceeds from disposal of idle property, plant and equipment	1	783	447	1,352
Cash received from finance lease receivable	926	837	3,566	3,228
Decrease (increase) in fixed deposits maturing over three months	105,114	(126,107)	116,270	(151,741)

Net cash provided by (used in) investing activities	$106,795	$(120,728)	$141,244	$(140,383)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(875)	$(6,791)	$(3,581)	$(27,093)
Proceeds from issue of shares	—	—	89	2,598
Share repurchase program	(5,784)	—	(17,561)	—
Repayment of Trust Receipt loans	—	—	—	(3,558)
Proceeds from (repayment of) bank loans	—	—	40,000	(4,824)

Net cash (used in) provided by financing activities	$(6,659)	$(6,791)	$18,947	$(32,877)

Net increase (decrease) in cash and cash equivalents	$103,912	$(95,195)	$149,831	$(91,218)
Cash and cash equivalents at beginning of period	110,882	163,144	68,707	157,838
Effect of exchange rate changes on cash and cash equivalents	(2,034)	758	(5,778)	2,087

Cash and cash equivalents at end of period	$212,760	$68,707	$212,760	$68,707

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive (loss) income was ($4,924) and $9,247 for the three months ended December 31, 2014 and 2013 respectively.

2.	Business segment information:

Since the first quarter of 2013, the FPC segment has been discontinued and Telecommunication Components Assembly – (“TCA”) segment has been discontinued in the first quarter of 2014.

3.	A summary of the rental income, net income and long-lived assets by geographical areas is as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
RENTAL INCOME WITHIN:
-PRC	$829	$26	$2,341	$136

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(940)	$2,625	$812	$6,456
- Hong Kong	(4,893)	852	(6,228)	(1,197)

Total net income from continuing operations	$(5,833)	$3,477	$(5,416)	$5,259

	December 31, 2014	December 31, 2013
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$31,897	$37,851
- Hong Kong	3,693	3,967

Total long-lived assets	$35,590	$41,818